Exhibit 99.42

FORM 13-502F1
CLASS 1 REPORTING ISSUERS - PARTICIPATION FEE

Reporting Issuer Name:	Burcon NutraScience Corporation

Fiscal Year End Date used
to calculate capitalization:	March 31, 2010

Market value of listed or quoted securities:

Total number of securities of a class or series outstanding at the issuer's most recent fiscal year:	29,056,080

Simple average of the closing price of that class or series as of the last trading day of each of month of the fiscal year (See clauses 2.7(a)(ii)(A) and (B) of Rule)	$7.73

Market value of class or series	$224,603,498.40

(Repeat the above calculation for each class or series of securities of the reporting issuer that are listed or quoted on a marketplace in Canada or the United States of America at the end of the fiscal year)	N/A

Market value of other securities:

(See paragraph 2.7(b) of the Rule)
(Provide details of how value was determined)	N/A

(Repeat for each class or series of securities	N/A

Capitalization
(Add market value of all classes and series of securities) =	$224,603,498.40

Participation Fee
(From Appendix A of the Rule, select the participation fee beside the capitalization calculated above)	$7,850

Late Fee, if applicable
(As determined under section 2.5 of Rule)